Resolution of Board of Directors
On January 13, 2011, the Board of Directors of POSCO resolved the following:

Agenda 1: Resolution of Board of Directors Regarding the Annual General Meeting of Shareholders

1. Resolution Date: January 13, 2011
2. Proposed General Meeting Date: 9:00(AM), February 25, 2011(Seoul Time)
3. Proposed General Meeting Place: POSCO Center, Art Hall

892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea

Agenda 2: Resolution of the Board of Directors Regarding the Dividend Payment

Year-End Cash Dividends per Share	7,500
Dividend Payout Ratio (%)	1.52
Record Date	December 31 , 2010
Proposed Dividend Payment Date	March 9 , 2011
Total Annual Dividend(KRW)	577,746,585,000
Annual Dividend per Share(KRW)	10,000
— Year-End Dividend(KRW)	7,500
— Interim Dividend(KRW)	2,500

Agenda 3: Disposal of Treasury Shares

POSCO has decided the following amount and number of outstanding shares to be disposed according to execute equity swap with Kookmin Bank.

1. Total number of Shares: 342,955 shares
2. Total amount of Shares (KRW): 164,961,355,000
3. Disposal Date: Jan. 14, 2011

¡Ø POSCO is planning to purchase 0.61 percent of KB Financial Group’s shares. POSCO would hold 4.0 percent of KB Financial Group’s outstanding shares after the purchase (POSCO already owned 3.39 percent of KB Financial Group’s outstanding shares).